================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                ---------------


                                   FORM 11-K
                                 ANNUAL REPORT


                                ---------------

                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                                ---------------

                  For the Fiscal Year Ended December 31, 1999


                                ---------------


                      VAIL RESORTS 401(k) RETIREMENT PLAN

                          Commission File No. 1-9614


                                ---------------


                              VAIL RESORTS, INC.


                               Post Office Box 7
                             Vail, Colorado 81658
     (Name of issuer of securities held pursuant to the plan and address of its principal executive office)


================================================================================

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


                INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULES
                -----------------------------------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------



                                                                    Page (s)
                                                                    --------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    as of December 31, 1999 and 1998                                      2

  Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1999                                  3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                             4-8

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

  Schedule I:  Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                            9-10

  Schedule II:  Schedule of Non-Exempt Transactions
    for the Year Ended December 31, 1999                                 11


SIGNATURE                                                                12

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and the Administrative
   Committee of the Vail Resorts
   401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the VAIL RESORTS 401(k) RETIREMENT PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ Arthur Andersen LLP



Denver, Colorado,
April 3, 2000.

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1999 AND 1998
                        --------------------------------



                                                 1999         1998

                                             --------    ---------
INVESTMENTS, at fair value (Notes 2 and 4):
  Cash                                    $     4,214  $         -
  Mutual funds                             52,471,840   38,460,133
  Vail Resorts, Inc. common stock             848,444      687,500
  Participant loans                         1,163,196      808,837
                                          -----------  -----------
        Total investments                  54,487,694   39,956,470

RECEIVABLES:
  Employee receivable                         127,546      181,715
  Employer receivable                         361,404      378,653
                                          -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $54,976,644  $40,516,838
                                          ===========  ===========

        The accompanying notes are an integral part of these statements.

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



ADDITIONS TO NET ASSETS:
  Contributions-
    Employee                                              $ 4,895,679
    Employer, net of forfeitures applied                    1,740,434
    Rollovers and other                                     1,106,934
                                                          -----------
        Total contributions                                 7,743,047
                                                          -----------
  Investment income-
    Interest and dividends                                  1,087,218
    Net realized and unrealized gain on investments         7,912,866
                                                          -----------
        Total investment income                             9,000,084
                                                          -----------
        Total additions                                    16,743,131

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                            (2,568,464)
  Administrative expenses and other                           (63,683)
                                                          -----------
        Total deductions                                   (2,632,147)
                                                          -----------
MERGER INTO THE PLAN (Note 1)                                 348,822
                                                          -----------
  Net increase                                             14,459,806

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of the year                                    40,516,838
                                                          -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of the year                                         $54,976,644
                                                          ===========

         The accompanying notes are an integral part of this statement.

                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------


                           DECEMBER 31, 1999 AND 1998
                           --------------------------



1. DESCRIPTION OF THE PLAN:
   ------------------------

Effective May 1, 1978, Vail Associates, Inc. established The Profit Sharing Thrift Plan of Vail Associates, Inc. ("Thrift Plan"). The Thrift Plan was amended and restated October 1, 1994 and renamed the Vail Associates, Inc. 401(k) Retirement Plan ("Vail Plan"). Vail Associates, Inc. concurrently established a trust (the "Trust") with a trustee as part of the Vail Plan. Effective October 1, 1995, Ralston Resorts, Inc. ("Ralston Resorts") established the Ralston Resort, Inc. Savings Investment Plan (the "Ralston Plan"). On June 1, 1998, the Vail Plan was amended and restated in its entirety, and the Ralston Plan was merged into the Vail Plan. In connection therewith, the Vail Plan was renamed the Vail Resorts 401(k) Retirement Plan (the "Plan"). Vail Associates, Inc., an indirect wholly owned subsidiary of Vail Resorts, Inc., and its subsidiaries (collectively, the "Company") are the sponsors of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On August 12, 1998, the Company acquired all of the outstanding stock of the Village at Breckenridge Acquisition Corp., Inc. ("Village at Breckenridge"), which maintained the Village at Breckenridge 401(k) Plan (the "Village at Breckenridge Plan") for the benefit of its eligible employees. The Village at Breckenridge Plan was merged into the Plan effective January 1, 1999 and is shown in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999 as "Merger into the Plan."

On June 15, 1999, the Company acquired all of the outstanding stock of Grand Teton Lodge Company ("Grand Teton"). The employees of Grand Teton became eligible to participate in the Plan effective July 1, 1999 and were credited their service with Grand Teton for purposes of determining eligibility to participate in and vest under the Plan. On November 1, 1999, the Company purchased the assets of VailNet, Inc. ("VailNet") and InterNetWorks, Inc. ("InterNetWorks"). The employees of VailNet and InterNetWorks became eligible to participate in the Plan effective November 1, 1999 and were credited their service with VailNet and InterNetWorks for purposes of determining eligibility to participate in and vest under the Plan.

General
-------

The Plan is a defined contribution plan administered by the Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligibility and Contributions
-----------------------------

Employees are eligible to participate in the Plan upon attaining age 21 and completing one year of employment, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees completing 1,500 cumulative hours of service are also eligible to participate in the Plan.

Each participant may elect to contribute before-tax contributions from 2% to 22% of their compensation, as defined in the Plan document. However, before-tax deferred contributions shall not exceed $10,000 in the calendar year ending December 31, 1999, as set forth by the Internal Revenue Code ("IRC"). Participants may also elect to defer after-tax contributions in whole percentages of their compensation. The maximum combined before-tax and after-tax contribution shall not exceed 22% of compensation.

The Company makes matching contributions of 50% of each participant's contribution, per pay period, not to exceed 6% of the participant's compensation.

Due to limitations imposed by the IRC, the sum of Company contributions and participant before-tax deferred contributions may not exceed the lesser of 25% of a participant's compensation or $30,000 for the year.

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts
--------------------

Each participant's account is credited with his or her contribution, the Company matching contribution, rollovers, and an allocation of Plan earnings and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting
-------

Participants' contributions and rollovers are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:

          Years of Service                    Vested Percentage
          ----------------                    -----------------

          Fewer than 1                              0%
              1                                    25%
              2                                    50%
              3                                    75%
              4                                   100%


Participants of the Vail Plan or the Ralston Plan on May 31, 1998 would follow the vesting schedule provided by those plans if that vesting percentage was greater than the above percentage for the respective period.

Participants forfeit unvested Company contributions upon termination of service. All amounts forfeited are used to reduce Company matching contributions otherwise required. Forfeitures during the year ended December 31, 1999 and at December 31, 1999 and 1998 were immaterial to the Plan.

Termination Provisions
----------------------

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits
--------------------

A participant's entire interest in the Plan is payable by lump sum, installments or annuity upon death of the participant, upon attaining normal retirement age
(65), or upon being considered disabled as determined by the Committee. Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants
---------------------

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document, and applicable restrictions under the IRC.

2. SUMMARY OF ACCOUNTING POLICIES:
   -------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
-------------------------------------------

Plan investments are stated at fair value based primarily on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Loans are valued at cost which approximates fair market value.

Net realized and unrealized gain on investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value.

Administrative Expenses
-----------------------

Expenses of administering the Plan are paid by the Company. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis.

Payment of Benefits
-------------------

Benefits are recorded when paid.

New Accounting Pronouncement
----------------------------

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 Plan year, and, as such, the 1998 financial statements have been appropriately reclassified to conform with the current year presentation.

3. INCOME TAXES:
   -------------

The Company received a favorable determination letter from the IRS dated January 31, 1997, that the Vail Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Company has not applied for a determination letter for the restated Plan. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related Trust was tax exempt as of December 31, 1999 and 1998.

4. INVESTMENTS:
   ------------

Various investment advisors manage the Plan's assets. Participants may direct their investments in twelve investment options, including mutual funds and Vail Resorts, Inc. common stock. Five of the investment options consist of underlying mutual funds.

The following presents investments which exceed 5% of net assets available for plan benefits as of December 31, 1999 and 1998:

                                            1999                             1998
                                   -------------------------       ----------------------------
                                     Number of       Fair            Number of         Fair
                                   Units/Shares      Value          Units/Shares       Value
                                   -------------  ----------       -------------    -----------
Frank Russell Investment Company
Mutual Funds-
    Russell Equity I                   159,945    $5,991,529             129,995    $4,571,839
    Russell Equity Q                   144,574     6,007,037             113,030     4,546,069
    Russell Money Market Fund        4,609,625     4,609,625           5,044,612     5,044,612
    Russell International Fund         109,259     5,099,137              98,137     3,732,156
    Russell Fixed I                    103,304     2,093,978*             82,195     2,698,420
    Russell Fixed III                  362,224     3,487,710             264,033     1,788,572*

The Vanguard Group
 Mutual Funds-
    Vanguard 500 Index Fund             52,109     7,051,972              36,918     4,206,856

Putnam Investments
 Mutual Funds-
    Putnam New Opportunities Fund       79,823     7,260,708              67,257     3,929,824

Davis Funds
 Mutual Funds-
    Davis New York Venture Fund        104,300     2,999,662              90,652     2,267,207

*Below 5% of net assets for
 the year.

During the year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,912,866 as follows:

          Mutual funds                                    $8,043,952
          Vail Resorts, Inc. common stock                   (131,086)
                                                          ----------
                                                          $7,912,866
                                                          ==========


5.  RELATED PARTY TRANSACTIONS:
    ---------------------------

Reber/Russell Company ("Reber") was the record keeper of the Plan through July 31, 1999 and Advisors Trust Company ("Advisors") is the trustee of the Plan. As the Plan holds assets in funds managed by the Frank Russell Investment Company (a related party of Reber and Advisors), these transactions qualify as party-in-interest. Certain Plan investments are also shares of Vail Resorts, Inc. common stock, which also qualify as party-in-interest.

6.  RISKS AND UNCERTAINTIES:
    ------------------------

The Plan provides for various investment options in mutual funds and Vail Resorts, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statements of net assets available for plan benefits.

7.  PROHIBITED TRANSACTIONS:
    ------------------------

The Company had prohibited transactions related to contributions not remitted to the trust in a timely manner (See Schedule II).

                                                                      SCHEDULE I
                                                                     Page 1 of 2


                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                                EIN # 84-0601461
                                ----------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------



            Identity of Issue, Borrower,                                          Shares or      Current
              Lessor or Similar Party                 Description of Investment     Units         Value
---------------------------------------------  ---------------------------------- ---------    -----------
Cash                                           Cash                                   4,214    $     4,214

                                               Mutual funds:
*Frank Russell Investment Company                 Russell Emerging Markets          107,502     1,349,678
                                                  Russell Equity I                  159,945     5,991,529
                                                  Russell Equity II                  71,256     2,544,564
                                                  Russell Equity Q                  144,574     6,007,037
                                                  Russell Money Market Fund       4,609,625     4,609,625
                                                  Russell International Fund        109,259     5,099,137
                                                  Russell Real Estate Securities     63,475     1,451,035
                                                  Russell Fixed I                   103,304     2,093,978
                                                  Russell Fixed III                 362,224     3,487,710
                                                  Russell Short-Term Bond Fund       45,358       817,810
The Vanguard Group                              Vanguard 500 Index Fund              52,109     7,051,972

* Represents a party-in-interest (see Note 5).


         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2
                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                                EIN # 84-0601461
                                ----------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------



            Identity of Issue, Borrower,                                                           Shares or       Current
              Lessor or Similar Party                 Description of Investment                      Units          Value
--------------------------------------------       -----------------------------                   ---------    ------------
                                                   Mutual funds:
The Franklin Templeton Group                         Templeton Foreign Fund                          128,025    $  1,436,437
Summit Investment Trust                              Summit High Yield Fund                           30,638         253,991
Putnam Investments                                   Putnam New Opportunities Fund                    79,823       7,260,708
Davis Funds                                          Davis New York Venture Fund                     104,300       2,999,662
Charles Schwab and Co., Inc.                         Schwab Money Market Fund                         16,967          16,967
                                                                                                                ------------
                                                                                                                  52,471,840

* Vail Resorts, Inc.                               Common stock                                       47,300         848,444

Participant Loans                                  Loans secured by participants'vested accrued
                                                    benefits, interest rate range 8.8 % - 11.4 %   1,163,196       1,163,196
                                                                                                                ------------
                                                                       Total investments                        $ 54,487,694
                                                                                                                ============

* Represents a party-in-interest (see Note 5).


    The accompanying notes are an integral part of this schedule.

SCHEDULE II



                      VAIL RESORTS 401(k) RETIREMENT PLAN
                      -----------------------------------


                SCHEDULE OF NON-EXEMPT TRANSACTIONS (See Note 7)
                ------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------

                                EIN # 84-0601461
                                ----------------

                       FORM 5500 - SCHEDULE G - PART III
                       ---------------------------------



                               Relationship to
                              Plan, Employer, or     Description of Transactions Including
        Identity of            Other Party-in-    Maturity Date, Rate of Interest, Collateral,         Amount   Date Remitted
       Party Involved              Interest                  Par or Maturity Value                     Loaned     To Trust
--------------------------  -------------------- --------------------------------------------         ---------  ------------------
Vail Associates, Inc.            Employer           Overdue employee contributions not timely
                                                     remitted to the trust, for the                      $98     September 3, 1999
                                                     July 3, 1999 payroll
Vail Associates, Inc.            Employer           Overdue employer contributions not timely
                                                     remitted to the trust, for the                       37     September 3, 1999
                                                     July 3, 1999 payroll

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Vail Resorts 401(k) Retirement Plan

June 28, 2000                            /s/ Nanci N. Northway
                                         ------------------------------
                                         Nanci N. Northway
                                         Vice President & Controller